

October 22, 2013

<u>Via E-mail</u>
Mr. Thomas G. Jennewein
Chief Financial Officer
CleanTech Biofuels, Inc.
7386 Pershing Ave.
University City, Missouri 63130

> **RE: CleanTech Biofuels, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 333-145939**

Dear Mr. Jennewein:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Item 8. Financial Statements and Supplemental Data</u>
<u>Report of Independent Registered Public Accounting Firm, page 27</u>

1.   Please amend your filing to include an audit report that identifies the city and state from where it was issued, as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X. Please be aware that an amendment is required to present the entire Item being amended and to include updated certifications that refer to the amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief